Exhibit 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars - Unaudited)
		At June 30	At December 31
	Note	2025	2024
Assets
Current assets:
Cash		$8,566	$4,912
Marketable securities	5	2,093	2,358
Other investments	6	2,063	2,063
Accounts receivable		220	54
Prepaid expenses and deposits		481	522
		13,423	9,909
Non-current assets:
Restricted cash		144	144
Prepaid expenses and deposits		111	77
Property and equipment		265	326
Mineral property interests	4,7	50,158	45,200
Investments in associates	8	27,421	29,456
		78,099	75,203
Total assets		$91,522	$85,112

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,299	$855
Deferred government grant	9	47	-
Lease liability		-	65
Flow-through share premium liability	10	400	944
		1,746	1,864
Non-current liabilities:
Provision for site reclamation and closure		4,642	5,045
Total liabilities		$6,388	$6,909

Equity:
Share capital	13	$323,382	$312,723
Share option and warrant reserve	14	23,948	22,684
Accumulated other comprehensive loss		(16)	(12)
Deficit		(262,180)	(257,192)
Total equity		$85,134	$78,203
Total liabilities and equity		$91,522	$85,112

Commitments (notes 8, 18)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts - Unaudited)
		Three months ended June 30		Six months ended June 30
	Note	2025	2024 (Note 3)	2025	2024 (Note 3)
Operating expenses:
Exploration and evaluation	11	$3,033	$1,685	$5,194	$2,476
Fees, salaries and other employee benefits		512	623	1,061	1,105
Insurance		156	148	258	296
Legal and professional		404	320	586	464
Marketing and investor relations		171	191	417	326
Office and administration		102	88	168	182
Regulatory and compliance		121	73	190	134
		4,499	3,128	7,874	4,983

Other (income) expenses, net:
Accretion on provision for site reclamation and closure		35	38	75	72
Amortization of flow-through share premium	10	(174)	(448)	(947)	(729)
Foreign exchange loss		1	4	1	9
Interest expense		-	8	2	17
Interest income		(35)	(82)	(79)	(165)
Net loss from associates	8	1,410	1,629	1,787	1,956
Loss (Gain) on investments	8	(3,454)	-	(3,378)	(757)
Net gain on marketable securities	5	(286)	(215)	(347)	(612)
Other income	12	(18)	(566)	(18)	(566)
		(2,521)	368	(2,904)	(775)
Loss before taxes		1,978	3,496	4,970	4,208
Tax expense		18	-	18	-
Net loss for the period		1,996	3,496	4,988	4,208

Other comprehensive loss, net of tax
Unrealized currency loss on translation of foreign operations		2	1	4	2
Total comprehensive loss for the period		$1,998	$3,497	$4,992	$4,210

Loss per share:
Basic and diluted loss per share	17	$0.01	$0.02	$0.03	$0.03

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts - Unaudited)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2023	145,744,795	$310,277	$21,660	$(9)	$(149,054)	$182,874
Total comprehensive loss (note 3)	-	-	-	(2)	(4,208)	(4,210)
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability (note 10)	5,320,000	2,543	-	-	-	2,543
Share-based compensation (note 14)	391,078	-	816	-	-	816
Balance at June 30, 2024	151,455,873	$312,820	$22,476	$(11)	$(153,262)	$182,023

Balance at December 31, 2024	151,556,273	$312,723	$22,684	$(12)	$(257,192)	$78,203
Total comprehensive loss	-	-	-	(4)	(4,988)	(4,992)
Shares and warrants exchanged in QPM Acquisition (note 4)	8,394,045	4,503	30	-	-	4,533
Shares and warrants issued pursuant to private placement, net of share issue costs (note 14)	7,168,000	3,571	906	-	-	4,477
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability (note 10)	3,999,701	2,457	-	-	-	2,457
Share options exercised (note 14)	156,000	128	(43)	-	-	85
Share-based compensation (note 14)	382,027	-	371	-	-	371
Balance at June 30, 2025	171,656,046	$323,382	$23,948	$(16)	$(262,180)	$85,134

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars - Unaudited)
		Three months ended June 30		Six months ended June 30
	Note	2025	2024 (Note 3)	2025	2024 (Note 3)
Operating activities:
Loss for the year		$(1,996)	$(3,496)	$(4,988)	$(4,208)
Adjusted for:
Interest income		(35)	(82)	(79)	(165)
Government grant received	9	83	-	83	-
Items not involving cash:
Accretion of provision for site reclamation and closure		35	38	75	72
Amortization of flow-through share premium	10	(174)	(448)	(947)	(728)
Depreciation		50	74	109	158
Interest expense		-	8	2	17
Net loss from associates	8	1,410	1,629	1,787	1,956
Net gain on marketable securities	5	(286)	(215)	(347)	(612)
Loss (Gain) on investments	8	(3,454)	-	(3,378)	(757)
Share-based compensation	13	189	399	371	652
Changes in non-cash working capital	15	(339)	294	251	457
Cash used in operating activities		(4,517)	(1,799)	(7,061)	(3,158)
Investing activities:
Acquisition of mineral interests, inclusive of transaction fees	4	(904)	(8)	(904)	(3,030)
Interest income		31	82	75	165
Marketable securities additions	5	-	-	-	(1,300)
Proceeds from disposition of investment in associate, net of transaction costs	8	3,625	-	3,625	3,820
Proceeds from disposition of marketable securities, net of transaction costs	5	613	-	613	244
Property and Equipment additions		-	-	(47)	-
Cash provided by (used in) investing activities		3,365	74	3,362	(101)
Financing activities:
Lease payments		(14)	(47)	(62)	(94)
Proceeds from financing, net of share issue costs	13	4,477	-	4,477	-
Proceeds from issuance of flow-through shares, net of issuance costs	13	2,857	4,565	2,857	4,565
Proceeds from exercise of options	14	85	-	85	-
Cash provided by financing activities		7,405	4,518	7,357	4,471
Effect of foreign exchange on cash		(2)	(1)	(4)	(2)
Increase (decrease) in cash		6,251	2,792	3,654	1,210
Cash, beginning of period		2,315	5,731	4,912	7,313
Cash, end of period		$8,566	$8,523	$8,566	$8,523

Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At June 30, 2025, the Company had three principal projects: Committee Bay in Nunavut, and Eau Claire and Éléonore South in Quebec, which the Company now owns 100%, after acquiring the 49.978% interest previously held by Newmont Corporation (“Newmont”) in February 2024. Additionally, the Company holds a 13.51% common share interest in Dolly Varden Silver Corporation (“Dolly Varden”) at June 30, 2025, which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider (note 8).

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “consolidated financial statements”) prepared in accordance with IFRS® Accounting Standards as issued by the IASB have been condensed or omitted herein. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024. These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 13, 2025.

Basis of preparation and consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee, and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company as at June 30, 2025, were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Quebec Precious Metals Corporation (“QPM”) (a) (c)	Canada	CAD

(a) The entity is incorporated federally in Canada.

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

(c) QPM’s results are included from April 28, 2025, which was the acquisition date. See note 4 for details.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	5

Investments in associates

These interim financial statements also include the following investments in associates:

Associates	Ownership interest	Location	Classification and accounting method
Dolly Varden	13.51%	BC, Canada	Associate; equity method
UMS	25.00%	BC, Canada	Associate; equity method

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 18). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated.

Segmented information

The Company’s operating segments are reviewed by the CEO, who is the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates two reportable operating segments, a focus on the acquisition, exploration, and development of mineral resource properties within Quebec and Nunavut, as well as an administrative and corporate segment. The information contained in note 11 is the information used by the CODM to assess where to deploy resources and capital.

Critical accounting estimates, judgments, and policies

The preparation of financial statements in accordance with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three and six months ended June 30, 2025, the Company applied the material accounting policy information and critical accounting estimates and judgments disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2024.

New accounting policy adopted in Q2 2025

During the second quarter of 2025, the Company received two government grants. As this is the first time the Company has received such assistance, a new accounting policy has been adopted. Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Grants related to income are recognized in profit or loss on a systematic basis over the periods in which the related expenses are incurred.

Application of new and revised accounting standards

On August 14, 2023, the IASB issued “Lack of Exchangeability (Amendments to IAS 21)” with amendments to clarify the accounting when there is a lack of exchangeability. The amendments to IAS 21 are effective for annual periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of the new standard did not have an impact on the financial statements of the Company.

New and not yet effective accounting standards

On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements in IFRS 9 Financial Instruments and related requirements in IFRS 7 Financial Instruments: Disclosures. The amendments are effective for reporting periods beginning on or after January 1, 2026. Early application is permitted. The Company is currently evaluating the impact of the new standard on its financial statements.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	6

On April 9, 2024, the IASB issued a new standard, called IFRS 18 Presentation and Disclosure in Financial Statements, which applies to an annual reporting period beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 includes requirements for all entities applying IFRS Accounting Standards as issued by the IASB for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Note 3: Revision of prior period financial statements

In preparing the consolidated financial statements for the year ended December 31, 2024, the Company identified errors in its previously issued unaudited condensed interim consolidated financial statements for the periods ended March 31, 2024 and September 30, 2024. The errors resulted in a misstatement of gain/loss on investments and investments in associates relating to the Company’s investment in Dolly Varden, specifically an understatement of dilution gains on the consolidated statement of (earnings) loss and comprehensive (income) loss, as well as an understatement of investment in associate on the statement of financial position. The impact of the revisions to the periods presented in this report are as follows:

	As reported	Adjustment	Revised
Revised Statement of Financial Position as of March 31, 2024
Investment in associates	32,638	220	32,858
Total assets	188,023	220	188,243
Deficit	(149,988)	220	149,768
Total equity	182,356	220	182,576

Revised Consolidated Statement of Loss and Comprehensive Loss for the three months ended March 31, 2024
Gain on investments	(537)	(220)	(757)
Net loss	934	(220)	714
Total comprehensive loss	935	(220)	715

Revised Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2024
Gain on investments	(537)	(220)	(757)
Net loss	4,428	(220)	4,208
Total comprehensive loss	4,430	(220)	4,210

Revised Statement of Financial Position as of September 30, 2024
Investment in associates	29,341	2,000	31,341
Total assets	184,099	2,000	186,099
Deficit	(157,932)	2,000	(155,932)
Total equity	177,526	2,000	179,526

Revised Consolidated Statement of Loss and Comprehensive Loss for the three months ended September 30, 2024
Gain on investments	-	(1,780)	(1,780)
Net loss	4,453	(1,780)	2,673
Total comprehensive loss	4,453	(1,780)	2,673

Revised Consolidated Statement of Loss and Comprehensive Loss for the nine months ended September 30, 2024
Gain on investments	(538)	(2,000)	(2,538)
Net loss	8,881	(2,000)	6,881
Total comprehensive loss	8,883	(2,000)	6,883

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	7

Note 4: Acquisition of Quebec Precious Metals Corporation

On April 28, 2025, the Company acquired all of the issued and outstanding common shares of Quebec Precious Metals Corporation (the “QPM Shares”). Former shareholders of QPM received 0.0741 of a common share of the Company for each QPM Share held (the “Exchange Ratio”). As a result, the Company issued an aggregate 8,394,045 Fury Gold shares at a fair value of C$0.54 per share, for an aggregate fair value of $4,533 (the “QPM Acquisition”).

Share options and share purchase warrants of QPM that were outstanding as at the time of completion were exchanged for Fury Shares on substantially the same terms and conditions, with the number of Fury Gold shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio (note 14). The fair value of these replacement awards is not included in purchase price consideration in accordance with IFRS 2 Share-based Payment (note 14).

On April 22, 2025, the Company entered into a contingent capital contribution agreement with QPM for a contribution amount of $750. Upon completion of the QPM Acquisition, the contingent capital contribution formed part of the consideration. Additionally, the Company incurred transaction costs of $199 comprised of due diligence costs, legal and listing fees. Transaction costs are allocated as part of the consideration according to the Company’s accounting policy.

The Company concluded that the QPM Acquisition did not constitute a business combination and accounted for it as an asset acquisition. A summary of the Company's consideration paid, assets acquired, and liabilities assumed from QPM as at acquisition date is as follows:

Purchase price
Cash consideration	$750
Fair value of common shares issued	4,533
Transaction costs	199
Total	$5,482

Net assets acquired
Cash	$547
Other receivables and assets	164
Mineral property interests	5,436
Accounts payable and other liabilities	(600)
Deferred government grant	(65)
Total	$5,482

QPM holds a land package covering approximately 70,900 hectares in the Eeyou Istchee James Bay territory, Quebec, near Newmont Corporation’s Éléonore gold mine. QPM focus has been on advancing its Sakami gold project and its newly discovered, drill-ready Ninaaskuwin lithium showing on the Elmer East project. In addition, QPM holds a 68% interest in the Kipawa rare earths project located near Temiscaming, Quebec.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	8

Note 5: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2023	$1,166
Additions	1,300
Sale of marketable securities	(481)
Realized loss on disposition	(60)
Unrealized net gain	433
Balance at December 31, 2024	$2,358
Sale of marketable securities	(613)
Realized gain on disposition	47
Unrealized net gain	301
Balance at June 30, 2025	$2,093

On February 29, 2024, the Company acquired a 10.9% common share ownership of Sirios Resources Inc. (“Sirios”) for $1,300, as part of a separate transaction (note 7) to consolidate its Éléonore South project ownership. The 30,392,372 Sirios common shares had been acquired for investment purposes, and the Company evaluates its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions, whereupon any such marketable securities transactions are accounted for as of the trade date.

During the first quarter of 2024, Fury Gold sold an aggregate of 1,514,000 Sirios common shares, lowering its holdings to less than 9.9% as at June 30, 2025 and 2024.

Note 6: Other investments

On August 13, 2024, the Company purchased 764,993 Series C Preferred Shares of Alsym Energy Inc. for a total cash purchase price of $2,063. This investment is accounted for as an investment in equity.

This investment is classified as a Level 3 in the fair value hierarchy and is accounted for at its fair value and revalued at each reporting date through profit and loss (note 18).

Note 7: Mineral property interests

The Company’s principal resource properties are located in Canada. A summary of the carrying amounts is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2023	$122,978	$19,661	$142,639
Additions(a)	3,030	-	3,030
Change in estimate of provision for site reclamation and closure	(23)	427	404
Impairment(b)	(88,885)	(11,988)	(100,873)
Balance at December 31, 2024	$37,100	$8,100	$45,200
Additions (note 4)	5,436	-	5,436
Change in estimate of provision for site reclamation and closure	(525)	47	(478)
Balance at June 30, 2025	$42,011	$8,147	$50,158

(a) On February 29, 2024, the Company, and its joint operation partner Newmont, through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios, as disclosed in note 5.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	9

(b) The Company’s market capitalization has historically been below the carrying value of its mineral properties over the last few years, and, for this reason, the Company engaged a third-party valuation specialist to conduct a review to determine a more reflective carrying value. As a result, the report recommended an impairment charge to these properties, to better align with the market capitalization value as at December 31, 2024.

Note 8: Investments in associates

(a)	Acquisition of investments in associates

(i)	On February 25, 2022, the Company completed the sale of Homestake Resources Corporation to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden. The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method. The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition. On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden for total gross proceeds of $6,800. During the year ended December 31, 2024, the Company sold an aggregate 8,450,000 shares of Dolly Varden for net proceeds of $7,042. The Company’s investment was also diluted through financing rounds by Dolly Varden in which the Company did not participate. As a result, the Company had a gain on investments of $4,109 consisting of a realized gain on disposal of $2,026 and a gain on dilution of $2,083 for the year ended December 31, 2024. On April 2, 2025, Dolly Varden announced a four for one Common Share Consolidation which took effect on April 7, 2025. The impact of this was that the Company’s 51,054,590 Common Shares was consolidated into 12,763,648 Common Shares. On May 8, 2025, the Company completed the sale of 1,000,000 common shares of Dolly Varden for total gross proceeds of $3,625. During the three and six months ended June 30, 2025, there has been a dilution gain on investments of $2,044 and $1,968 respectively, as well as a realized gain of $1,408 and $1,408 respectively.

(ii)	On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider, for nominal consideration. The Company funded, in addition to its nominal investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will be returned to the Company upon termination of the UMS Canada arrangement, net of any residual unfulfilled obligations. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis.

(b)	Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2023	$36,126	$122	$36,248
Company’s share of net loss of associates	(3,837)	(21)	(3,858)
Disposition	(5,017)	-	(5,017)
Dilution gain	2,083	-	2,083
Carrying amount at December 31, 2024	$29,355	$101	$29,456
Company’s share of net loss of associates	(1,784)	(3)	(1,787)
Disposition	(2,216)	-	(2,216)
Dilution gain	1,968	-	1,968
Carrying amount at June 30, 2025	$27,323	$98	$27,421

The quoted fair market value of the Company’s equity interest in Dolly Varden at June 30, 2025 was $53,642 (June 30, 2024 - $55,676) based on the closing share price on the TSX Venture Exchange on that date.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	10

For the three months ended June 30, 2025, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Three months ended June 30, 2025	Dolly Varden	UMS	Total
Cost recoveries	$-	$(599)	$(599)
Exploration and evaluation	7,566	146	7,712
Marketing	820	-	820
Share-based compensation	532	-	532
Administrative and other	368	466	834
Net loss of associate, 100%	9,286	13	9,299
Average equity interest for the period	15.16%	25%
Company’s share of net loss of associates	$1,407	$3	$1,410

For the three months ended June 30, 2024, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Three months ended June 30, 2024	Dolly Varden	UMS	Total
Cost recoveries	$-	$(829)	$(829)
Exploration and evaluation	6,797	202	6,999
Marketing	401	29	430
Share-based compensation	1,146	-	1,146
Administrative and other	176	678	854
Net loss of associate, 100%	8,520	80	8,600
Average equity interest for the period	18.89%	25%
Company’s share of net loss of associates	$1,609	$20	$1,629

For the six months ended June 30, 2025, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Six months ended June 30, 2025	Dolly Varden	UMS	Total
Cost recoveries	$-	$(1,251)	$(1,251)
Exploration and evaluation	8,252	340	8,592
Marketing	1,053	131	1,184
Share-based compensation	1,133	-	1,133
Administrative and other	1,191	794	1,985
Net loss of associate, 100%	11,629	14	11,643
Average equity interest for the period	15.34%	25%
Company’s share of net loss of associates	$1,783	$4	$1,787

For the six months ended June 30, 2024, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Six months ended June 30, 2024	Dolly Varden	UMS	Total
Cost recoveries	$-	$(1,781)	$(1,781)
Exploration and evaluation	7,233	532	7,765
Marketing	685	111	796
Share-based compensation	1,494	-	1,494
Administrative and other	739	1,222	1,961
Net loss of associate, 100%	10,151	84	10,235
Average equity interest for the period	19.32%	25%
Company’s share of net loss of associates	$1,961	$21	$1,982

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	11

The Company’s equity share of net assets of associates at June 30, 2025, is as follows:

	Dolly Varden	UMS
Current assets	$53,957	$890
Non-current assets	138,071	1,921
Current liabilities	(11,779)	(1,272)
Non-current liabilities	-	(1,151)
Net assets, 100%	180,249	388
Company’s equity share of net assets of associate	$27,323	$98

(c)	Services rendered and balances with UMS

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Exploration and evaluation costs	$36	$52	$73	$110
General and administration	86	119	132	192
Total transactions for the period	$122	$171	$205	$302

The outstanding balance owing at June 30, 2025, was $32 (December 31, 2024 – $90) which is included in accounts payable and accrued liabilities.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at June 30, 2025, the Company expects to incur approximately $84 in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 14). The Company recognized a share-based compensation expense of $2 and $7 for the three and six months ended June 30, 2025, in respect of share options issued to UMS employees (June 30, 2024 - $1 expense and $4 recovery) which is included within employee benefits and exploration and evaluation costs.

Note 9: Deferred government grant

On April 28, 2025, as part of the QPM acquisition (note 4), the Company inherited a grant of $50 representing an advance relating to financial assistance from Government of Quebec’s Minister of Natural Resources and Forestry (the “Minister”) for expenditures to be made by the Company for geometallurgical studies on the Elmer East property (the “Program”). The Program will fund up to 50% of its exploration expenses incurred by the Company up to a maximum grant of $333. On May 30, 2025, the Company received a second payment of $83 for fiscal year 2025-2026. As at June 30, 2025, the Company incurred $172 in eligible exploration expenses and consequently has a remaining $47 in funding available for use. Expenses eligible for the Program must be incurred before March 31, 2026. The Company is obligated to reimburse the Minister upon expiry of the Program any unused amount including interest earned.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	12

On May 30, 2025, the Company, through its subsidiary, North Country Gold, was approved by the Government of Nunavut’s Minister of the Department of Community Services a contribution of up to $250 from its Discover, Invest, Grow Program in support of the Company’s exploration activities in the Three Bluffs Gold deposit and the Raven Gold Prospect. Expenses eligible must be incurred between May 30, 2025 to March 31, 2026. As at June 30, 2025, the Company has not received initial payment and therefore did not recognize the grant in its financial statements.

Note 10: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On June 19, 2025, the Company completed an offering (note 13) and raised $3,080 through the issuance of 3,999,701 common shares designated as flow-through shares. The flow-through proceeds will be used for the Company’s mineral exploration activities. The Company is committed to incur the full exploration expenditures of $3,080 before December 31, 2026.

On June 13, 2024, the Company completed an offering (note 13) and raised $5,001 through the issuance of 5,320,000 common shares designated as flow-through shares. The flow-through proceeds will be used for mineral exploration in Quebec. The exploration expenditures of $5,001 was fully incurred as of April 30, 2025.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding (expenditures)	Flow-through premium liability
Balance at December 31, 2023	$1,223	$544
Flow-through eligible expenditures	(1,223)	(544)
Flow-through funds raised	5,001	2,022
Flow-through eligible expenditures	(2,666)	(1,078)
Balance at December 31, 2024	$2,335	$944
Flow-through eligible expenditures	(2,335)	(944)
Flow-through funds raised	3,080	400
Balance at June 30, 2025	$3,080	$400

Note 11: Segmented information - Exploration and evaluation costs

For the three months ended June 30, 2025, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$382	$11	$393
Exploration drilling	253	80	333
Camp cost, equipment and field supplies	118	76	194
Geological consulting services	40	5	45
Permitting, environmental and community costs	106	58	164
Expediting and mobilization	2	65	67
Salaries and wages	298	26	324
Fuel and consumables	112	880	992
Aircraft and travel	305	173	478
Share-based compensation	37	6	43
Total for the three months ended June 30, 2025	$1,653	$1,380	$3,033

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	13

For the three months ended June 30, 2024, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$227	$11	$238
Exploration drilling	384	-	384
Camp cost, equipment and field supplies	334	49	383
Geological consulting services	1	4	5
Permitting, environmental and community costs	21	42	63
Salaries and wages	334	2	336
Fuel and consumables	74	-	74
Aircraft and travel	123	-	123
Share-based compensation	79	-	79
Total for the three months ended June 30, 2024	$1,577	$108	$1,685

For the six months ended June 30, 2025, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$462	$22	$484
Exploration drilling	719	80	799
Camp cost, equipment and field supplies	373	115	488
Geological consulting services	40	8	48
Permitting, environmental and community costs	157	102	259
Expediting and mobilization	2	65	67
Salaries and wages	668	42	710
Fuel and consumables	387	880	1,267
Aircraft and travel	809	175	984
Share-based compensation	77	11	88
Total for the six months ended June 30, 2025	$3,694	$1,500	$5,194

For the six months ended June 30, 2024, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$300	$19	$319
Exploration drilling	467	-	467
Camp cost, equipment and field supplies	426	97	523
Geological consulting services	7	7	14
Permitting, environmental and community costs	37	86	123
Salaries and wages	659	6	665
Fuel and consumables	109	-	109
Aircraft and travel	135	-	135
Share-based compensation	120	1	121
Total for the six months ended June 30, 2024	$2,260	$217	$2,476

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	14

Note 12: Other income

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Government grant income (note 9)	18	-	18	-
Excess fuel resold	-	566	-	566
Total transactions for the period	$18	$566	$18	$566

Note 13: Share capital

(a)	Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

(b)	Share issuances

During the six months ended June 30, 2025:

i.	The Company issued 8,394,045 common shares as part of the QPM acquisition with a fair market value of $4,533 (note 4). Transaction costs incurred in respect of the acquisition were $199.

ii.	The Company closed a non-brokered private equity placement for gross proceeds of $4,306, consisting of 6,728,000 units at C$0.64 per unit. Each unit consisted of one common share of Fury Gold and one common share purchase warrant exercisable to purchase one Fury Gold common share at C$0.80 for a period of three years. Share issuance costs incurred in respect of the private placement were $123.

iii.	156,000 shares were issued as a result of share options being exercised with a weighted average exercise price of C$0.55 for gross proceeds of $85. The amount of $43 attributed to these share options was transferred from the equity reserves and recorded against share capital.

iv.	During June 2025, the Company issued 3,999,701 flow-through shares for gross proceeds of $3,080 (“June 2025 Offering”). Share issuance costs related to the June 2025 Offering totaled $223, which included $183 in commissions and $40 in other issuance costs. A reconciliation of the impact of the June 2025 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $0.77 per share	3,999,701	$3,080
Cash share issue costs	-	(223)
Proceeds net of share issue costs	3,999,701	2,857
Less: flow-through share premium liability (note 10)	-	(400)
Total allocated to share capital	3,999,701	$2,457

v.	In connection with the June 2025 Offering, a certain shareholder of the Company exercised its existing participation rights and acquired 440,000 Fury Gold common shares at a price of C$0.67 per share for a gross proceed of $295.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	15

During the year ended December 31, 2024:

During June 2024, the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issuance costs related to the June 2024 Offering totaled $533, which included $300 in commissions and $233 in other issuance costs. A reconciliation of the impact of the June 2024 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $0.94 per share	5,320,000	$5,001
Cash share issue costs	-	(533)
Proceeds net of share issue costs	5,320,000	4,468
Less: flow-through share premium liability (note 8)	-	(2,022)
Total allocated to share capital	5,320,000	$2,446

Note 14: Share-based compensation and warrant reserve

(a)	Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three and six months ended June 30, 2025 and 2024, the Company recognized share-based compensation expense as follows:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Recognized in net loss and included in:
Exploration and evaluation costs	$50	$79	$88	$121
Fees, salaries and other employee benefits	139	320	283	531
Total share-based compensation expense	$189	$399	$371	$652

During the three and six months ended June 30, 2025, the Company granted 60,000 and 140,000 share options, respectively, (three and six months ended June 30, 2024 – 100,000 and 245,000, respectively), to certain UMS employees and consultants who provide defined on-going services to the Company, representative of employee service.

The weighted average fair value per option of these share options for the three and six months ended June 30, 2025 was calculated as C$0.37 and C$0.38, respectively (three and six months ended June 30, 2024 – C$0.33 and C$0.31, respectively), using the Black-Scholes option valuation model at the grant date with the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Risk-free interest rate	2.93%	3.51%	2.99%	3.45%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	63%	71%	71%	70%
Expected life in years	5.0	5.0	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

In connection with the QPM Acquisition, all outstanding and vested share options of QPM were exchanged for replacement share options of the Company, in amount and at exercise prices adjusted in accordance with the Exchange Ratio. As a result, 282,470 share options with a nominal fair value were granted and vested immediately.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	16

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price (C$/option)
Outstanding, December 31, 2023	9,951,602	$1.23
Granted	245,000	0.56
Expired	(472,937)	1.92
Forfeited	(1,502,487)	1.40
Outstanding, December 31, 2024	8,221,178	$1.14
Granted	422,470	1.50
Exercised	(156,000)	0.55
Expired	(85,678)	1.39
Forfeited	(50,000)	0.91
Outstanding, June 30, 2025	8,351,970	$1.17

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	17

As at June 30, 2025, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price (C$/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price (C$/option)	Weighted average remaining life (years)
C$0.53 – C$1.00	3,824,500	0.83	2.31	3,686,375	0.83	2.23
C$1.00 – C$1.85	2,921,513	1.10	1.54	2,921,513	1.10	1.54
C$2.05 – C$3.91	1,605,957	2.11	0.32	1,605,957	2.11	0.32
	8,351,970	1.17	1.66	8,213,845	1.18	1.61

(b)	Long-term incentive plan

In addition to options, the Company also granted RSU’s to officers and employees.

On June 29, 2023, the Company adopted a Long-Term Incentive Plan (“LTI Plan”) which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units and deferred share units. The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company, to a maximum of 10% of the Common Shares issued and outstanding.

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of $0.55 per unit, one third vesting annually on anniversary.

On January 31, 2024, the Company issued 273,542 RSU’s to an officer. The RSU’s were issued in accordance with the Company’s LTI plan, which vested on the same day and paid out as fully paid shares.

On January 9, 2024, the Company issued 1,318,623 RSU’s to directors, officers, and employees. The RSU’s were issued in accordance with the Company’s LTI plan, one third vesting annually on the anniversary and paid out as fully paid shares. The Company also approved 235,080 RSU’s to directors, which were fully vested and paid out as fully paid shares in 2024.

The number of RSU’s and DSU’s issued and outstanding and the weighted average grant date fair value were as follows:

	Number of RSU’s and DSU’s	Weighted Average grant date fair value ($/ share)
Outstanding, December 31, 2023	-	$-
Granted	1,827,245	0.57
Settled	(491,478)	0.59
Forfeited	(189,687)	0.57
Outstanding, December 31, 2024	1,146,080	$0.57
Granted	1,732,500	0.55
Settled	(382,027)	0.53
Forfeited	(213,450)	0.56
Outstanding, June 30, 2025	2,283,103	$0.56

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	18

(c)	Share purchase warrants

In connection with the QPM Acquisition (note 4), all warrants of QPM became exercisable to acquire common shares of the Company, in amounts and at exercise prices adjusted in accordance with the Exchange Ratio. As a result, 596,808 warrants, each exercisable into one Fury Gold share, were granted at an exercise price of C$1.35 per share. The total fair value of the warrants issued was $30, calculated using a the Black-Scholes valuation model with the following inputs: (i) expected life – 2.12 years; (ii) expected volatility – 57%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.56%; (v) share price – C$0.54.

In connection with a non-brokered private equity placement (note 13), the Company issued 6,728,000 warrants exercisable into one common share of the Company at a price of C$0.80 for a period of three years. The warrants were classified as equity instruments under IAS 32 and measured at a fair value of $949, calculated using a the Black-Scholes valuation model with the following inputs: (i) expected life – 3 years; (ii) expected volatility – 58%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.7%; (v) share price – C$0.51.

The number of share purchase warrants outstanding at June, 2025 was as follows:

	Warrants outstanding	Weighted average exercise price (C$/share)
Outstanding, December 31, 2023	7,461,450	$1.20
Expired	(7,461,450)	1.20
Outstanding, December 31, 2024	-	-
Issued	7,324,808	0.84
Outstanding, June 30, 2025	7,324,808	$0.84

The following table reflects the share purchase warrants issued and outstanding as at June 30, 2025:

Expiry date	Warrants outstanding	Exercise price (C$/share)
May 31, 2027	274,170	$1.35
June 21, 2027	322,638	1.35
May 26, 2028	6,728,000	0.80
Total	7,324,808	$0.84

Note 15: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer (“CFO”) and Senior Vice President, Exploration.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Short-term benefits provided to executives (a)	$261	$217	$527	$433
Directors’ fees paid to non-executive directors	60	42	130	84
Share-based payments	150	289	292	435
Total	$471	$548	$949	$952

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statements of financial position, and other annual employee benefits.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	19

Note 16: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Accounts receivable	$(50)	$(141)	$(166)	$196
Prepaid expenses and deposits	219	225	7	226
Accounts payable and accrued liabilities	(472)	210	446	35
Deferred government grant	(36)	-	(36)	-
Changes in non-cash working capital	$(339)	$294	$251	$457

Note 17: Loss per share

For the three and six months ended June 30, 2025, and 2024, the weighted average number of shares outstanding and loss per share were as follows:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Net loss	$1,996	$3,496	$4,988	$4,208
Weighted average basic number of shares outstanding	160,905,042	146,514,842	156,427,445	146,514,842
Basic loss per share	$0.01	$0.02	$0.03	$0.03
Weighted average diluted number of shares outstanding	160,905,042	146,514,842	156,427,445	146,514,842
Diluted loss per share	$0.01	$0.02	$0.03	$0.03

All of the outstanding share options and share purchase warrants at June 30, 2025 were anti-dilutive for the period then ended as the Company was in a loss position.

Note 18: Financial instruments

The Company’s financial instruments as at June 30, 2025, consisted of cash, marketable securities, accounts receivable, other investments, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)	Financial assets and liabilities by categories

	At June 30, 2025			At December 31, 2024
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$8,566	$-	$8,566	$4,912	$-	$4,912
Marketable securities	-	2,093	2,093	-	2,358	2,358
Other investments	-	2,063	2,063	-	2,063	2,063
Deposits	186	-	186	191	-	191
Accounts receivable	220	-	220	54	-	54
Total financial assets	$8,972	$4,156	$13,128	$5,157	$4,421	$9,578
Accounts payable and accrued liabilities	(1,299)	-	(1,299)	855	-	855
Deferred government grant	(47)		(47)	-	-	-
Total financial liabilities	$(1,346)	$-	$(1,346)	$855	$-	$855

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	20

(b)	Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

As at June 30, 2025, the Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and other investments which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy.

(c)	Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at June 30, 2025, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at June 30, 2025, the Company had unrestricted cash of $8,566 (December 31, 2024 – $4,912), working capital surplus of $11,677 (December 31, 2024 – $8,045), which the Company defines as current assets less current liabilities, and an accumulated deficit of $262,180 (December 31, 2024 – $257,192). During the three and six months ended June 30, 2025, Fury Gold incurred a comprehensive loss of $1,998 and $4,992, respectively, (three and six months ended June 30, 2024 – $3,497 and $4,210, respectively). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At June 30, 2025	At December 31, 2024
Accounts payable and accrued liabilities	$1,299	$-	$-	$1,299	$855
Deferred government grant	47	-	-	47	-
Quebec flow-through expenditure requirements	400	-	-	400	944
Undiscounted lease payments	-	-	-	-	65
Total	$1,746	$-	$-	$1,746	$1,864

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	21

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. The Company estimates that $477 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2025.

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At June 30, 2025	At December 31, 2024
Financial assets
US$ bank accounts	$4	$1
Financial liabilities
Accounts payable	(106)	-
	$(102)	$1

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 5) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities share prices would not have a material impact on the Company’s net loss.

Fury Gold Mines Limited Notes to the Q2 2025 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	22